Exhibit 3.91

CERTIFICATE OF FORMATION

OF

DIVARIO VENTURES LLC

The undersigned, an authorized natural person, for the purpose of forming a limited liability company under the provisions and subject to the requirements of the State of Delaware (particularly Chapter 18, Title 6 of the Delaware Code and the acts amendatory thereof and supplemental thereto known and identified as the “Delaware Limited Liability Company Act”), hereby certifies that:

FIRST: The name of the limited liability company (hereinafter called the “Limited Liability Company”) is DIVARIO VENTURES LLC.

SECOND: The address of the registered office and the address of the registered agent of the Limited Liability Company is 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle. The name of the registered agent of the Limited Liability Company at such address is Corporation Service Company.

Executed on July 13, 2011.

/s/ Naomi K. Bannister
Naomi K. Bannister Authorized Person